April 24, 2006

John Reynolds, Assistant Director

Office of Emerging Growth Companies

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

         Re:

Agent Assist, Inc.

Registration Statement on Form SB-2

File Number: 333-130462

Filed: December 19, 2005; Amended:  February 7, 2006

Dear Mr. Reynolds:

We request that Amendment No. 1 to the above-captioned registration statement be declared effective on Thursday, May 11, 2006 at 5 pm EDT or as soon thereafter as practicable.

We acknowledge that:

(1)

should the commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

(2)

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ James L. Fitzpatrick

James L. Fitzpatrick

President